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                                                                    Exhibit 99.1


                                                  March 6, 2001
                                                  P 085 e
                                                  Dr. Felix Gress
                                                  Tel. (06 21) 60-9 92 23
                                                  Fax (06 21) 60-2 01 29
                                                  e-mail: felix.gress@basf-ag.de




Reallocation of responsibilities on BASF's Board of Executive Directors

- EGGERT VOSCHERAU APPOINTED INDUSTRIAL RELATIONS DIRECTOR, HELMUT BECKS RESPONSIBLE FOR THE ASIA REGION

-    NEW ASSIGNMENTS PROVIDE THE FOUNDATION FOR A FORWARD-LOOKING ORGANIZATION



The Board of Executive Directors of BASF Aktiengesellschaft, Ludwigshafen, will reallocate its responsibilities as of July 1, 2001. The new structure of the eight Ressorts will be designed in such a way that the company can optimally pursue its goal of "adding value through growth and innovation." The new makeup of the Ressorts also reflects the recent changes in BASF's portfolio.

In today's meeting on March 6, 2001, the Supervisory Board of BASF appointed Eggert Voscherau, 57, as the new Industrial Relations Director
(Arbeitsdirektor).

In this function, Voscherau succeeds Helmut Becks, 56, who will now move to Singapore to assume responsibility for the Asia region. The Corporate Engineering division will continue to form part of Beck's Ressort. By linking this division with the regional responsibility, BASF aims to create the optimum conditions to ensure the success of its ambitious investment program in Asia in the coming years. In the course of his career at BASF, Becks was headquartered for several years in Singapore as President of the South and East Asia/Australia regional division.



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Eggert Voscherau's responsibility for the Europe region will be extended to cover Human Resources, Logistics & Information Services, Environment, Safety & Energy and BASF AG Works Engineering. Essential regional marketing, production and service functions for the important European market are now combined in a single Ressort. BASF makes approximately 60 percent of its sales in Europe.

FIRST EVER HEAD OF THE LUDWIGSHAFEN SITE

In his role as Industrial Relations Director, Voscherau will also fill the newly created function of Head of the Ludwigshafen Site. A new Site Committee has been assigned to him that consists of the Heads of the units Human Resources, Environment, Safety & Health and Works Engineering as well as the Spokesperson of the Ludwigshafen Production Steering Committee.

There will also be adjustments in the Ressorts of three other Executive
Directors.

Dr. Jurgen Hambrecht, 54, will relinquish regional responsibility for Asia to focus more strongly on the Chemicals division and BASF's Verbund. He will additionally assume responsibility for the Verbund site in Antwerp, Belgium and the site in Schwarzheide, Germany.

Peter Oakley, 48, will have his responsibilities in the North America regional division extended to cover Agricultural Products, Fine Chemicals as well as Active Ingredient & Effector Research and Plant Biotechnology, four areas that were formerly part of Voscherau's Ressort.

Dr. Stefan Marcinowski, 48, will assume regional responsibility for South America, which was previously part of Peter Oakley's Ressort, in addition to his role as Research Executive Director and his responsibilities for Finishing Polymers and Finishing Chemicals.



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As of July 1, 2001, the responsibilities of the eight Ressorts at BASF will be as follows:

o    Dr. Jurgen F. Strube, Chairman of the Board of Executive Directors

o Eggert Voscherau, Industrial Relations Director, Europe region, Human Resources, Logistics & Information Services, Environment, Safety & Energy, BASF AG Works Engineering and Head of the Ludwigshafen Site;

o Max Dietrich Kley, Deputy Chairman of the Board of Executive Directors, Finance, Oil & Gas, Coatings, Raw Materials Purchasing and the Eastern Europe, West Asia, Africa regional division;

o Dr. John Feldmann, Styrenic Polymers, Performance Polymers & Fibers, Polyurethanes and Polymer Research;

o    Helmut Becks, Asia Region, Works Engineering; based in Singapore;

o Dr. Jurgen Hambrecht, Inorganics, Petrochemicals, Intermediates, Research & Technology Chemicals, Antwerp Verbund site, Schwarzheide site;

o Peter Oakley, North America region, Agricultural Products, Active Ingredient & Effector Research, Plant Biotechnology. Based in Mount Olive, New Jersey;

o Dr. Stefan Marcinowski, Research Executive Director, Finishing Polymers, Finishing Chemicals, South America regional division.

BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-value chemicals, plastics, colorants and pigments, dispersions, automotive and industrial coatings, agricultural products and fine chemicals as well as crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of its particular strengths, ensuring cost leadership and a unique competitive advantage. BASF is one of the world's leading chemical companies and acts in accordance with the principles of Sustainable Development. The company's Internet address is www.basf.com.